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                             October 24, 2022

       Mingyu (Michael) Li
       Chief Executive Officer
       Horizon Space Acquisition I Corp.
       1412 Broadway
       21st Floor, Suite 21V
       New York, NY 10018

                                                        Re: Horizon Space
Acquisition I Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
27, 2022
                                                            CIK No. 0001946021

       Dear Mingyu (Michael) Li:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors Summary, page 32

   1. Please revise your summary risk factors on pages 33 - 34 to include specific cross references, with page
numbers, to the more detailed discussion elsewhere in the
                                                        prospectus of each of
the risks of doing business in China you mention here.
 Mingyu (Michael) Li
Horizon Space Acquisition I Corp.
October 24, 2022
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameMingyu (Michael) Li
                                                         Division of
Corporation Finance
Comapany NameHorizon Space Acquisition I Corp.
                                                         Office of Real Estate
& Construction
October 24, 2022 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName